Exhibit 99.2

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Pro Forma Consolidated Balance Sheet
As at September 30, 2010

	Trust	Adjustments			Pro forma
	$	$			$
Assets
Current
Accounts receivable	310	-			310
Future income taxes	5	21	2	e	26
Other	103	-			103
	418	21			439

Deferred funding obligation	703	-			703
Property, plant and equipment	9,817	-			9,817
Goodwill	2,020	-			2,020
	12,540	-			12,540
	12,958	21			12,979

Liabilities
Current
Accounts payable	668	1	2	b	749
		80	2	e
Distributions payable	41	-			41
Convertible debentures	26	-			26
Risk management liability	20	-			20
	755	81			836

Long-term debt	2,260	-			2,260
Convertible debentures	229	-			229
Asset retirement obligation	581	-			581
Risk management liability	31	-			31
Future income taxes	866	28	2	c	894
	4,722	109			4,831
Unitholders'/Shareholders' Equity
Unitholders' capital	9,057	(9,057)	2	a	-
Share capital	-	9,057	2	a	8,077
		(980)	2	d

Contributed surplus	151	(80)	2	e	71

Deficit	(972)	21	2	e	-
		(1)	2	b
		(28)	2	c
		980	2	d
	8,236	(88)			8,148
	12,958	21			12,979

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Pro Forma Consolidated Statement of Operations
For the nine month period ended September 30, 2010

	Trust	Adjustments			Pro forma
	$				$
Revenue
Oil & Gas	2,249	-			2,249

Royalties	(406)	-			(406)
	1,843	-			1,843

Risk management gain
Realized	3	-			3
Unrealized	110	-			110
	1,956	-			1,956
Expenses
Operating	713	-			713
Transportation	25	-			25
General and administrative	133	1	2	b	134
Financing	131	-			131
Depletion, depreciation and accretion	993	-			993
Unrealized risk management loss	10	-			10
Unrealized foreign exchange gain	(27)	-			(27)
	1,978	1			1,979
Loss before taxes	(22)	(1)			(23)

Taxes
Future income tax recovery	(269)	91	2	c	(178)

Net and comprehensive income	247	(92)			155

Net income per unit/common share
Basic	0.57	-			0.36
Diluted	0.56	-			0.35

Weighted average units/common shares outstanding (millions)
Basic	436.7	-			436.7
Diluted	442.0	-			442.0

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2009

	Trust	Adjustments			Pro forma
	$	$			$
Revenue
Oil & Gas	2,859	-			2,859

Royalties	(495)	-			(495)
	2,364	-			2,364

Risk management gain (loss)
Realized	344	-			344
Unrealized	(554)	-			(554)
	2,154	-			2,154
Expenses
Operating	979				979
Transportation	34	-			34
General and administrative	168	1	2	b	169
Financing	161	-			161
Depletion, depreciation and accretion	1,556	-			1,556
Unrealized risk management loss	39	-			39
Unrealized foreign exchange gain	(186)	-			(186)
Gain on currency contracts	(75)	-			(75)
	2,676	1			2,677
Loss before taxes	(522)	(1)			(523)

Taxes
Future income tax recovery	(378)	136	2	c	(242)

Net and comprehensive loss	(144)	(137)			(281)

Net loss per unit/common share
Basic	(0.35)	-			(0.68)
Diluted	(0.35)	-			(0.68)

Weighted average units/common shares outstanding (millions)
Basic	412.9	-			412.9
Diluted	412.9	-			412.9

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Notes to Pro Forma Consolidated Financial Statements

1.	Basis of presentation:

On September 8, 2010, Penn West Energy Trust (the “Trust”) announced its plan (the “Arrangement”) to convert into a corporate entity (the “Corporation”), and to carry on the same business as previously conducted by the Trust.  For each unit held, Unitholders of the Trust will receive one common share of the Corporation which will hold, directly or indirectly, all of the assets and liabilities formerly held directly or indirectly, by the Trust.

The accompanying pro forma consolidated financial statements have been prepared by management of the Trust in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Since the Arrangement does not contemplate a change of control for accounting purposes, the consolidated financial statements of the Corporation will be the continuation of the Trust’s financial statements.  As a result of the Arrangement, the consolidated financial statements of the Corporation will reflect the assets and liabilities of the Trust at their respective carrying amounts on a continuity of interests basis.

These unaudited pro forma consolidated financial statements should be read in conjunction with the Information Circular, which contains the Arrangement, the audited consolidated financial statements of the Trust for the year ended December 31, 2009 and the unaudited consolidated financial statements of the Trust for the three and nine month periods ended September 30, 2010, which are incorporated by reference in the circular.  In the opinion of management of the Trust, the unaudited pro forma consolidated financial statements include all significant adjustments necessary for fair presentation in accordance with Canadian GAAP.

The pro forma consolidated financial statements are unaudited and may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the result that may be obtained in the future.  Actual future results may differ materially from those assumed or described.  Completion of the transactions contemplated by the arrangement is subject to certain conditions, including regulatory and Unitholder approval.  As a result, there is no assurance that the transaction described will be completed.

2.	Pro forma adjustments and assumptions
a)	Completion of the Arrangement whereby Unitholders receive a corresponding number of common shares of the Corporation.
b)
Costs incurred in connection with the Arrangement, including legal, advisory and other costs estimated to be $1 million were accrued in accounts payable and reflected in general and administrative expense in the consolidated statements of operations.

c)	Future income taxes have been adjusted as the Arrangement effectively shifts the income tax burden on earnings of the Trust and its subsidiaries from the Unitholders of Trust to the Corporation.
d)	Share capital was reduced by the amount of the deficit upon the commencement of operations of the Corporation.
e)
Modifications to the terms of the TURIP, as outlined in the Arrangement, do not materially change the financial position of the Trust/Corporation.  The portion of the TURIP that can be settled in cash has been recorded as a liability in this pro forma balance sheet to the extent such amounts have accrued to the holders of the TURIP.  To the extent that holders exercise “in the money” Restricted Options and related Restricted Rights (as such terms are defined in the plan of arrangement for the Arrangement) following closing of the Arrangement, the net proceeds realized by the Corporation will be at least equal to the proceeds currently realized by the Trust on exercise of a right issued under the TURIP at the reduced exercise price. Contributed surplus amounts previously recognized under the TURIP for holders electing to modify was reclassified to the liability.  For purposes of these pro forma financial statements, the unit price on conversion was assumed to be $20.62 (being the closing price of the Trust’s units on September 30, 2010 on the Toronto Stock Exchange) and that all holders of TURIP rights that are “in-the-money” elect to take the modification.  TURIP rights which are not “in-the-money” must be exchanged for an equal number of common share rights with terms substantially the same as the terms of the existing TURIP.

3.	United States generally accepted accounting principles

The 2009 consolidated financial statements of the Trust were reconciled to United States generally accepted accounting principles (“US GAAP”).  The information provided below describes the effect of the conversion of the Trust to a Corporation on the Trust’s US GAAP reconciliation.  The Trust’s supplemental notes “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” for the year ended December 31, 2009 and the three and nine month periods ended September 30, 2010 are incorporated by reference in the circular and should be read in conjunction with these pro forma consolidated financial statements.

a)	Unit based compensation

The Trust has equity compensation plans for employees and directors that will be assumed by the Corporation.  Under Canadian GAAP, the Trust accounted for these plans as equity settled awards whereby the fair value of the units were estimated on the grant date and charged to earnings over the vesting period, with an offsetting entry to contributed surplus.

Under US GAAP, the Trust accounted for these plans as liabilities due to the redemption feature within the trust units. This resulted in lower recorded stock based compensation costs under US GAAP for the year ended December 31, 2009 and the three and nine month periods ended September 30, 2010 as previously disclosed in the Trust’s supplemental notes “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”.

As a result of the conversion of the Trust to a corporation, these plans will be classified as equity awards under US GAAP and accounted for in the same manner as Canadian GAAP.  The additional unit based compensation under US GAAP was eliminated in the reconciliation of the pro forma statement of operations to US GAAP.

b)	Unitholders mezzanine equity

Under US GAAP, trust units that are redeemable at the option of the unitholder are required to be valued at their redemption amount and presented as temporary equity on the balance sheet irrespective of the amounts which may be redeemed.  Upon conversion to a corporate entity, the amount presented under US GAAP as temporary equity will be reflected as equity.

c)	Property, plant and equipment and depletion and depreciation

During 2008, the Trust recorded an impairment charge on its oil and gas property, plant and equipment under US GAAP.  As no impairment charge was required under Canadian GAAP, depletion and depreciation under US GAAP was lower than that recorded under Canadian GAAP for the year ended December 31, 2009 and the nine month period ended September 30, 2010.

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Pro Forma Net Income under US GAAP
For the nine month period ended September 30, 2010

	Pro forma
(CAD millions, except per unit/common share amounts)
Pro forma net income as reported in the Consolidated
Pro forma Statement of operations - Canadian GAAP	155
Adjustments

DD&A adjustment	630	3	c
Income tax effect of the above adjustment	(164)
Net and Other Comprehensive Income, U.S. GAAP	621

Net income per trust unit/common share
Basic	1.42
Diluted	1.41

Weighted average number of trust units/common shares outstanding (in millions)
Basic	436.7
Diluted	440.1

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Pro Forma Net Income under US GAAP
For the year ended December 31, 2009

	Pro forma
(CAD millions, except per unit/common share amounts)
Pro forma net loss as reported in the Consolidated
Pro forma Statement of operations - Canadian GAAP	(281)
Adjustments

DD&A adjustment	922	3	c
Income tax effect of the above adjustment	(241)
Net and Other Comprehensive Income, U.S. GAAP	400

Net income per trust unit/common share
Basic	0.97
Diluted	0.96

Weighted average number of trust units/common shares outstanding (in millions)
Basic	412.9
Diluted	414.2

Penn West Petroleum Ltd.
Operating as Penn West Exploration
Pro Forma Consolidated Balance Sheet
US GAAP
As at September 30, 2010
	Trust under	Adjustments			Corporation under
	US GAAP				US GAAP
	$	$			$
ASSETS
Current
Accounts receivable	310	-			310
Future income tax	5	-			5
Other	103	-			103
	418	-			418

Deferred funding obligation	703	-			703
Property, plant and equipment	3,225	-			3,225
Goodwill	2,020	-			2,020
Future income tax	695	129	2	c	824
	6,643	129			6,772
	7,061	129			7,190

LIABILITIES AND UNITHOLDERS'/SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	668	1	2	b	669
Distributions payable	41	-			41
Risk management	20	-			20
Convertible debentures	26	-			26
	755	1			756
Long-term debt	2,260	-			2,260
Convertible debentures	229	-			229
Risk management	31	-			31
Asset retirement obligations	581	-			581
Unit rights liability	78	(5)	3	a	73
Total liabilities	3,934	(4)			3,930

Unitholders' mezzanine equity	8,907	(8,907)	3	b	-

Shareholders' equity
Share capital	-	8,907	3	b	8,907
Contributed surplus	-	5	3	a	5
Deficit	(5,780)	128	2	b,c	(5,652)
	(5,780)	9,040			3,260
	7,061	129			7,190